Exhibit 19.1

STELLUS PRIVATE CREDIT BDC

AND

STELLUS CAPITAL INVESTMENT CORPORATION

STATEMENT OF POLICY

ON INSIDER TRADING

Introduction

It is illegal for any person, either personally or on behalf of others, to trade in securities on the basis of material, non-public information.  It is also illegal to communicate (or “tip”) material, non-public information to others who may trade in securities on the basis of that information.  These illegal activities are commonly referred to as “insider trading.”

Potential penalties for each insider trading violation include imprisonment for up to 20 years, civil fines of up to three times the profit gained or loss avoided by the trading, and criminal fines of up to $5 million.  In addition, a company whose director, officer or employee violates the insider trading prohibitions may be liable for a civil fine of up to the greater of $1 million or three times the profit gained or loss avoided as a result of the director, officer or employee’s insider trading violations.  Furthermore, engaging in short-term trading or other speculative transactions involving the securities of Stellus Private Credit BDC and Stellus Capital Investment Corporation (each a “Company” and collectively, the “Companies”) may subject you to additional penalties.

Moreover, your failure to comply with the insider trading policy of the Company, as set forth herein, may subject you to sanctions imposed by the Company, including dismissal for cause, whether or not your failure to comply with this policy results in a violation of law.

This memorandum sets forth the Companies’ policy against insider trading.  The objective of this policy is to protect both you and the Company from securities laws violations, or even the appearance thereof.  All directors, officers and employees (including temporary employees) of the Companies, of each of the Companies’ respective affiliates and subsidiaries, including the respective investment adviser, Stellus Capital Management, LLC and Stellus Private BDC Advisor, LLC (collectively, the “Adviser”), must comply with this policy.

You are encouraged to ask questions and seek any follow-up information that you may require with respect to the matters set forth in this policy.  Please direct any questions you may have to the Company’s Chief Compliance Officer.

Statement of Policy

It is the policy of the Company that no director, officer or employee (including a temporary employee) of the Company, or of any of its affiliates or subsidiaries, including the Adviser, and any other persons designated by the Chief Compliance Officer, or this policy, as being subject to this policy (collectively, the “Covered Persons”):

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who is aware of material, non-public information relating to the Company, may, directly or indirectly through family members or other persons or entities, (a) buy or sell securities of the Company (other than pursuant to a pre-approved trading plan that complies with Rule 10b5-1 of the Securities Exchange Act of 1934), or engage in any other action to take personal advantage of that information, or (b) pass that information on to others outside of the Company, including family and friends;

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who, in the course of working for or on behalf of the Company, learns of material, non-public information about a company with which the Company does, or is proposing to do, business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material; or

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may engage in any transaction involving the Company’s securities (including any stock plan transaction, gift, loan or pledge or hedge, contribution to a trust, or any other transfer) without first obtaining pre-clearance approval of the transaction by emailing the Chief Compliance Officer.

As a Covered Person, you are subject to the foregoing restrictions and the other terms of this policy.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from this policy.  The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

What information is material?  All information that an investor might consider important in deciding whether to buy, sell, or hold securities is considered material.  Information that is likely to affect the price of a company’s securities is almost always material.  Examples of some types of material information are:

•financial results or expectations for the quarter or the year;

•financial forecasts;

•changes in dividends;

•	possible mergers, acquisitions, joint ventures and other purchases and sales of companies and investments in companies;
•	changes in customer relationships with significant customers;
•	obtaining or losing important contracts;

•	important product developments;
•	major financing developments;
•	major personnel changes;
•	major litigation developments; and
•	all materials pending investments and disclosures concerning portfolio companies.

What is non-public information?  Information is considered to be non-public unless it has been effectively disclosed to the public.  Examples of such public disclosure include public filings with the Securities and Exchange Commission (the “SEC”) and company press releases.  Not only must the information have been publicly disclosed, but there must also have been adequate time for the market as a whole to digest the information.  Although timing may vary depending upon the circumstances, a good rule of thumb is that information is considered non-public until the third business day after public disclosure.

What transactions are prohibited?  When you know material, non-public information about the Company, you, your spouse and members of your immediate family living in your household are prohibited from the following activities:

•	trading in the Company’s securities (including trading in puts and calls for the Company’s securities);
•	having others trade for you in the Company’s securities; and
•	disclosing the information to anyone else who might then trade.

Neither you nor anyone acting on your behalf nor anyone who learns the information from you (including your spouse and family members) can trade.  This prohibition continues whenever and for as long as you know material, non-public information, even following your termination of employment or other relationship with the Company.

Although it is most likely that any material, non-public information you might learn would be about the Company or its affiliates or subsidiaries, these prohibitions also apply to trading in the securities of any other company, including any portfolio company or potential merger partner, about which you have material, non-public information.

Transactions by Family Members.  As noted above, the Company’s insider trading policy applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in the Company’s securities).  You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in the Company’s securities.

What is a Rule 10b5-1 trading plan?  Notwithstanding the prohibition against insider trading, Rule 10b5-1 of the Securities Exchange Act of 1934 (“Rule 10b5-1”) and this policy permit a Covered Person to trade in the Company’s securities regardless of his or her awareness of inside information if the transaction is made pursuant to a pre-arranged trading plan that was entered into when the Covered Person was not in possession of material, non-public information (a “10b5-1 Plan”). This policy requires trading plans to be written and to specify the amount of, date on, and price at which the securities are to be traded or establish a formula for determining such items.  A Covered Person who wishes to enter into a trading plan must email the trading plan to the Chief Compliance Officer for his or her approval prior to the adoption of the trading plan, or any amendment of a previously adopted plan.  Further, trading plans may not be adopted when the Covered Person is in possession of material, non-public information about the Company.  A Covered Person may adopt, amend or replace his or her trading plan only during periods when trading is permitted in accordance with this policy.

In December 2022, the SEC adopted amendments to Rule 10b5-1, which went into effect February 27, 2023. The amended Rule includes, among other changes, (1) implementation of a “cooling-off period” for trading under 10b5-1 plans; (2) required certifications about knowledge of material, non-public information and good faith; (3) changes to how 10b5-1 Plans may be used; and (4) new disclosure requirements for registrants and individuals. A cooling-off period is an established amount of time between the adoption of a 10b5-1 Plan and when trading can begin.

Pursuant to the amended Rule 10b5-1, the cooling-off period for officers and directors of the Company will be either 90 days following adoption or modification of a 10b5-1 Plan or two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the 10b5-1 Plan was adopted, whichever is later (resulting in a mandatory cooling-off period of 90 to 120 days). For persons other than officers and directors of the Company, the cooling-off period is 30 days following adoption or modification of a 10b5-1 Plan. Further, pursuant to the amended Rule 10b5-1, officers and directors must certify at the time they enter into or modify a 10b5-1 plan that (1) they are not aware of material nonpublic information about the issuer or its securities; and (2) they are adopting the contract, instruction, or plan “in good faith and not as part of a plan or scheme to evade the prohibitions” of Rule 10b-5. Further, an insider of the Company, is prohibited from having multiple overlapping 10b5-1 Plans in place.

Transactions Under Company Plans

Dividend Reinvestment Plan.  If you participate in the Company’s dividend reinvestment plan, this policy does not apply to purchases of the Company’s securities under that dividend reinvestment plan resulting from your automatic reinvestment of dividends paid on the Company’s securities.  However, your election to participate in the dividend reinvestment plan, or to increase your level of participation in the plan, would be subject to this policy, including its applicable black-out periods.  The policy also applies to your sale of any securities of the Company purchased pursuant to the plan.

Additional Prohibited Transactions

The Company considers it improper and inappropriate for any Covered Person to engage in short-term or speculative transactions in the Company’s securities.  It is therefore the Company’s policy that you may not engage in any of the following transactions without strict compliance with the pre-clearance requirements set forth below:

Short-Term Trading.  Short-term trading of the Company’s securities by a director, officer or employee may be distracting to such person and may unduly focus such person on the Company’s short-term performance instead of the Company’s long-term business objectives.  For these reasons, if you purchase the Company’s securities in the open market, you may not sell any of the Company’s securities of the same class during the six months following such purchase.  In addition, Section 16(b) of the Securities Exchange Act of 1934 imposes short-swing profit restrictions on the purchase or sale of the Company’s securities by the Company’s officers and directors and certain other persons.

Short Sales.  Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects.  In addition, short sales may reduce the seller’s incentive to improve the Company’s performance.  For these reasons, you may not engage in short sales of the Company’s securities.  In addition, Section 16(c) of the Securities Exchange Act of 1934 prohibits officers and directors, and certain other persons, from engaging in short sales.

Publicly Traded Options.  A transaction in options, puts, calls or other derivative securities is, in effect, a bet on the short-term movement of the Company’s stock and therefore creates the appearance that a Covered Person is trading based on inside information.  Transactions of this sort also may unduly focus such person on the Company’s short-term performance instead of the Company’s long-term business objectives.  Accordingly, you may not enter into any transactions involving options, puts, calls or other derivative securities of the Company’s securities, on an exchange or in any other organized market.  (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions.”)

Hedging Transactions.  Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock.  These transactions allow the person to own the covered securities, but without the full risks and rewards of ownership.  When that occurs, the person may no longer have the same objectives as other shareholders.  Therefore, the Company strongly discourages any Covered Person from engaging in such transactions with respect to the Company’s securities.  In this regard, any person wishing to enter into such an arrangement must first pre-clear the proposed transaction with the Chief Compliance Officer.  Such request for pre-clearance of a hedging or similar arrangement must be received at least two weeks before the Covered Person intends to execute the documents in connection with the proposed transaction and must set forth the reason for the proposed transaction.

Margin Accounts and Pledges.  Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call.  Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan.  Therefore, because a margin sale or foreclosure sale may occur at a time when you are aware of material, non-public information or when you are otherwise not permitted to trade in the Company’s securities, you are prohibited from holding the Company’s securities in a margin account or pledging the Company’s securities as collateral for a loan.  An exception to this prohibition may be granted where you wish to pledge the Company’s securities as collateral for a loan (not including margin debt) and clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities.  In this regard, any person who wishes to pledge the Company’s securities as collateral for a loan must email a request for approval to the Chief Compliance Officer at least two weeks prior to the proposed execution of the documents evidencing the proposed pledge.

Post-Termination Transactions

The policy continues to apply to your transactions in the Company’s securities even after you have terminated employment or other relationship with the Company. If you are in possession of material, non-public information when your employment or other relationship with the Company terminates, you may not trade in the Company’s securities until that information has become public or is no longer material.

Unauthorized Disclosure

As discussed above, the disclosure of material, non-public information to others can lead to significant legal difficulties.  Therefore, you should not discuss material, non-public information about the Company with anyone, including other employees, except as required in the performance of your regular duties.

Also, it is important that only specifically designated representatives of the Company discuss the Company with the news media, securities analysts, and investors.  Inquiries of this type received by any employee should be referred to the Company’s investor relations contact.  Alternatively, such inquiries may be referred to the Chief Compliance Officer.

Pre-Clearance Procedures

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, Covered Persons, together with their immediate family members living in their households, may not engage in any transaction involving the Company’s securities (including any stock plan transaction, gift, loan or pledge or hedge, contribution to a trust, or any other transfer) without first obtaining pre-clearance of the transaction from the Chief Compliance Officer.

A request for pre-clearance should be emailed to the Chief Compliance Officer at least two business days in advance of the proposed transaction.  The Chief Compliance Officer is under no obligation to approve a trade submitted for pre-clearance, and may determine not to permit the trade.

As noted above, any person subject to the pre-clearance requirements who wishes to implement a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, must first pre-clear the plan with the Chief Compliance Officer.  As required by Rule 10b5-1, Covered Persons may enter into a trading plan only when they are not in possession of material, non-public information.  In addition, Covered Persons may not enter into a trading plan during a blackout period (as described below).  Transactions effected pursuant to a pre-cleared trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts, and follow all rules outlined above pursuant to Rule 10b5-1.

Blackout Periods

Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities.  Therefore, you can anticipate that, to avoid even the appearance of trading while aware of material, non-public information, Covered Persons will not be pre-cleared to trade in the Company’s securities during the period beginning one week prior to the end of the Company’s fiscal quarter and ending after the second full business day following the Company’s issuance of its quarterly earnings release or analyst conference call.  All Covered Persons are subject to these quarterly blackout periods.

Event-specific Blackout Periods.  From time to time, an event may occur that is material to the Company and is known by only a few Covered Persons.  So long as the event remains material and non-public, no Covered Persons may trade in the Company’s securities.  This restriction applies regardless of whether such persons have actual knowledge of the material event in question.  The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout.  If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event-specific blackout, the Chief Compliance Officer will inform the requester of the existence of a blackout period, without disclosing the reason for the blackout.  Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person.  The failure of the Chief Compliance Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material, non-public information.

Hardship Exceptions.  A person who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell the Company’s stock in order to generate cash may, in appropriate circumstances, be permitted to sell such stock even during the blackout period.  Hardship exceptions may be granted only by the Chief Compliance Officer and must be requested at least two business days in advance of the proposed trade.  A hardship exception may be granted only if the Chief Compliance Officer concludes that the Company’s earnings information for the applicable quarter does not constitute material, non-public information.  Under no circumstance will a hardship exception be granted during an event-specific blackout period.

Questions about this Policy

Compliance by all Covered Persons with this policy is of the utmost importance both for you and for the Company.  If you have any questions about the application of this policy to any particular case, please immediately contact the Chief Compliance Officer.

Your failure to observe this policy could lead to significant legal problems, as well as other serious consequences, including termination of your employment or other relationship with the Company.

Certifications

All Covered Persons must certify their understanding of, and intent to comply with, this policy.  A copy of the certification that all such persons must sign is attached to this policy.

STELLUS PRIVATE CREDIT BDC AND STELLUS CAPITAL INVESTMENT CORPORATION

Insider Trading Policy Certification

This certification is to be signed and returned to the Chief Compliance Officer, and will be retained as part of your permanent personnel file.

I hereby certify that I have received a copy of Stellus Private Credit BDC and Stellus Capital Investment Corporation’s Insider Trading Policy, as applicable, read it, and understand that the Insider Trading Policy contains the expectations of Stellus Private Credit BDC and Stellus Capital Investment Corporation and its affiliated entities regarding my conduct.  Furthermore, I agree to comply with the Insider Trading Policy.

Name (Printed)

Signature

Date

The failure to read and/or sign this acknowledgment in no way relieves you of the responsibility to comply with Stellus Private Credit BDC and Stellus Capital Investment Corporation’s Insider Trading Policy.